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September 21, 2022	SÃO PAULO
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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:        Evan Ewing

Anne Parker

Division of Corporation Finance

Office of Manufacturing

Re:           ACE Convergence Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed August 29, 2022

File No. 001-39406

Ladies and Gentlemen:

On behalf of our client, ACE Convergence Acquisition Corp., a Cayman Islands exempted company (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules promulgated thereunder, please find enclosed for filing with the Securities and Exchange Commission (the “Commission”) a complete copy of the Definitive Proxy Statement on Schedule 14A (the “Proxy”) related to the above-captioned Preliminary Proxy Statement on Schedule 14A of the Company, originally filed with the Commission on August 29, 2022 (collectively, the “Extension Proxy”).

The Proxy reflects certain revisions to the Extension Proxy in response to the comment letter to Mr. Abdi, the Company’s Chief Executive Officer, dated September 20, 2022, from the staff of the Commission (the “Staff”) and other updated information.

The numbered paragraphs in bold below set forth the Staff’s comments together with the Company’s responses. Disclosure changes made in response to the Staff’s comments have been made in the Proxy, which is being filed with the Commission contemporaneously with the submission of this letter. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Proxy.

Preliminary Proxy Statement on Schedule 14A

General

1.	Please revise throughout the filing to also provide the amount remaining in the trust account as of a recent practicable date. For example, on the top of the third page of the letter to shareholders, you do not adjust for the $43,349,494 that was paid out of the trust account in connection with the redemptions received in connection with the shareholder vote to extend the date by which the company must complete an initial business combination to October 13, 2022.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on pages  13-14, 24 and 26 of the Proxy.

2.	We note that you define "Extraordinary General Meeting" as the meeting to be held on October 11, 2022 in this Preliminary Proxy Statement on Schedule 14A and as the meeting to vote on the business combination proposal in your Post-Effective Amendment No. 3 to Form S-4. We also note that you have similar disclosure that “[the Company] estimates that the per-share price at which public shares may be redeemed from cash held in the Trust Account will be approximately $10.27 at the time of the Extraordinary General Meeting” in each filing. Please revise to clarify what the per-share price at which public shares may be redeemed from cash held in the trust account is expected to be at the October 11, 2022 meeting.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the letter to the Company’s shareholders and on pages 13 and 26 of the Proxy.

*          *         *

We thank the Staff for its review of the foregoing and have reflected the foregoing in the Proxy. I may be contacted at michael.mies@skadden.com or by telephone at (650) 470-3130.

Sincerely,

/s/ Michael J. Mies
Name: Michael J. Mies

cc:           Behrooz Abdi, ACE Convergence Acquisition Corp.